TMX, NYSE – HBM 2020 No. 5

Hudbay and Waterton Announce Amendment to Settlement Agreement

Toronto, Ontario, March 16, 2020 – Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX, NYSE: HBM) and Waterton Global Resource Management, Inc. (“Waterton”), today announced they have agreed to amend certain of the standstill provisions of the settlement agreement dated May 3, 2019 that resulted in the nomination of new directors independent of Waterton and, at the time, the Company. The parties have agreed to increase the number of Company shares that may be acquired by Waterton from 15.0% to up to 19.99% during the standstill period. The parties also have agreed to amend certain provisions of the standstill and to extend the standstill period for six months if Waterton acquires beneficial ownership in excess of 16% of the Company’s shares prior to the original termination date, with an automatic extension of a further six months if Waterton’s beneficial ownership interest exceeds 17.5% of the Company’s shares prior to the expiry of such initial six-month extension period.

“We are pleased to have amended these terms of our agreement with Waterton, which further demonstrates their support for Hudbay as a leading independent shareholder,” said Stephen Lang, Hudbay’s Chair of the Board of Directors.

A copy of the amending agreement will be available under Hudbay’s profile on SEDAR.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver) and zinc metal. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For investor and media inquiries, please contact:

Candace Brûlé

Director, Investor Relations (416) 814-4387
candace.brule@hudbay.com

TMX, NYSE – HBM 2020 No. 5

Additional Required Early Warning Report Information

Immediately prior to agreeing to amend the settlement agreement and immediately after agreeing to amend the settlement agreement, Waterton, together with Waterton Mining Parallel Fund Offshore Master, LP ("Waterton Mining LP") and Waterton Precious Metals Fund II Cayman, LP ("Waterton Fund II"), owned and exercised control and direction over, in the aggregate, 39,186,013 common shares of Hudbay, representing approximately 14.998% of the outstanding common shares of Hudbay.

The common shares of Hudbay were acquired for investment purposes and for other reasons detailed in Item 5 of the early warning report to be filed under applicable Canadian securities laws. Waterton, together with Waterton Mining LP and Waterton Fund LP, may, depending on market and other conditions, acquire additional common shares of Hudbay through market transactions, private agreements, treasury issuances, exercise of warrants, or otherwise, or may sell all or some portion of common shares of Hudbay, or may continue to hold common shares of Hudbay.

For further information and to obtain a copy of the early warning report, please see Hudbay's profile on the SEDAR website www.sedar.com or contact Richard Wells, Chief Financial Officer of Waterton at 416-504-3507. The head office address of Waterton is Commerce Court West, 199 Bay Street, Suite 5050, Toronto, Ontario, M5L 1E2, Canada. The head office address of each of Waterton Mining LP and Waterton Fund II is Ugland House, Grand Cayman, Cayman Islands, KY1-1104. The head office address of Hudbay is 25 York Street, Suite 800, Toronto, Ontario, Canada M5J 2V5.